Filed Pursuant to Rule 424(b)(5)

Registration Statement No. 333-268891

Amendment No. 1 Dated February 8, 2023

To Prospectus Supplement Dated December 20, 2022

(To Prospectus dated December 20, 2022)

Up to $5,814,000

Fixed Rate Secured Notes Series UIC-22L, 23L, 24L, 25L, 26L, 27L, 28L, 29L, 30L, 31L, 32L, and 33L

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This Amendment No. 1 to Prospectus Supplement (this “Amendment”) amends the prospectus supplement dated December 20, 2022 (the “Prospectus Supplement”). This Amendment should be read in conjunction with the Prospectus Supplement and the prospectus dated December 20, 2022, each of which are to be delivered with this Amendment. This Amendment amends only those sections of the Prospectus Supplement listed in this Amendment; all other sections of the Prospectus Supplement remain as is.

U-Haul Holding Company, (f/k/a AMERCO), is offering up to $5,814,000 aggregate principal amount of its Fixed Rate Secured Notes Series UIC-22L, 23L, 24L, 25L, 26L, 27L, 28L, 29L, 30L, 31L, 32L, and 33L (the “notes”).  The notes will be issued over a period of time and from time to time, in up to twelve separate series, with each series having one or more separate sub-series, bearing a unique interest rate and term as provided herein.  As notes are offered, prospective investors shall have the opportunity to select the series and sub-series of notes for which such prospective investor is subscribing. The notes are fully amortizing.  Principal and interest on the notes will be credited to each holder’s U-Haul Investors Club® account in arrears every three months, beginning three months from the issue date of the first subseries of notes issued to any investor under such respective subseries, and shall be based on the actual number of days the holder is invested in such notes during such quarter.

In all cases subject to collateral removal as provided herein, the notes issued under Series UIC-22L will be secured by a first priority security interest and lien on up to 150,400 specified U-Haul® Furniture Pads manufactured in fiscal year 2022; the notes issued under Series UIC-23L will be secured by a first priority security interest and lien on up to 150,400 specified U-Haul® Furniture Pads manufactured in fiscal year 2022; the notes issued under Series UIC-24L will be secured by a first priority security interest and lien on up to 150,400 specified U-Haul® Furniture Pads manufactured in fiscal year 2022; the notes issued under Series UIC-25L will be secured by a first priority security interest and lien on up to 150,400 specified U-Haul® Furniture Pads manufactured in fiscal year 2022; the notes issued under Series UIC-26L will be secured by a first priority security interest and lien on up to 150,400 specified U-Haul® Furniture Pads manufactured in fiscal year 2022; the notes issued under Series UIC-27L will be secured by a first priority security interest and lien on up to 150,400 specified U-Haul® Furniture Pads manufactured in fiscal year 2022; the notes issued under Series UIC-28L will be secured by a first priority security interest and lien on up to 150,400 specified U-Haul® Furniture Pads manufactured in fiscal year 2022; the notes issued under Series UIC-29L will be secured by a first priority security interest and lien on up to 150,900 specified U-Haul® Furniture Pads manufactured in fiscal year 2022; the notes issued under Series UIC-30L will be secured by a first priority security interest and lien on up to 893 specified U-Haul® Wooden AA U-Box Containers manufactured in 2011;  the notes issued under Series UIC-31L will be secured by a first priority security interest and lien on up to 893 specified U-Haul® Wooden AA U-Box Containers manufactured in 2011; the notes issued under Series UIC-32L will be secured by a first priority security interest and lien on up to 893 specified U-Haul® Wooden AA U-Box Containers manufactured in 2011; the notes issued under Series UIC-33L will be secured by a first priority security interest and lien on up to 894 specified U-Haul® Wooden AA U-Box Containers manufactured in 2011.

The notes issued under UIC-22L, 23L, 24L, 25L, 26L, 27L, 28L, 29L, 30L, 31L, 32L, and 33L are not cross-collateralized or cross-defaulted to one another.

Each series of notes may be issued in subseries, and each such subseries may have a different term and interest rate than the term and interest rate issued under other series or subseries. Notes issued under the following terms shall have the following respective interest rates:

Terms Proposed interest rates for the new prospectus supplement

2-Year term:  4.70%

3-Year term:  4.75%

4-Year term:  4.80%

5-Year term:  4.85%

6-Year term:  4.90%

7-Year term:  4.95%

8-Year term:  5.00%

No underwriter or other third-party has been engaged to facilitate the sale of the notes in this offering.

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The notes are not savings accounts, deposit accounts or money market funds.  The notes are not guaranteed or insured by the Federal Deposit Insurance Corporation, the Federal Reserve or any other governmental agency.

See “Risk Factors” beginning on page S-8 of the Prospectus Supplement to read about important facts you should consider before buying the notes.

Neither the Securities and Exchange Commission nor any other regulatory body has approved or disapproved of these securities or passed upon the accuracy or adequacy of the Prospectus Supplement or the accompanying prospectus.  Any representation to the contrary is a criminal offense.

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	Per Note	Total
Offering Price	100%	$5,814,000
Proceeds to U-Haul Holding Company (before expenses)	100%	$5,814,000

The notes are being issued in uncertificated book-entry form only, and will not be listed on any securities exchange.

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The date of this Amendment No. 1 to Prospectus Supplement is February 8, 2023

EXPLANATORY NOTE

This Amendment is being filed to amend and restate in its entirety the section “Summary Selected Consolidated Financial Information” of the Prospectus Supplement to correct a misstatement of our historical earnings per share data using the two-class method for our voting common stock and our non-voting common stock following our 9-to-1 stock dividend during fiscal year 2023.

The following amendments to the Prospectus Supplement are made by this Amendment:

The section “Summary Selected Consolidated Financial Information” of the Prospectus Supplement is hereby deleted and replaced in its entirety as follows:

SUMMARY SELECTED CONSOLIDATED FINANCIAL INFORMATION

The following tables set forth summary historical consolidated financial information for U-Haul Holding Company and its consolidated subsidiaries as of and for the years ended March 31, 2022, 2021, 2020, 2019 and 2018 and for the six-months ended September 30, 2022 and 2021. You should read this summary of selected consolidated financial information together with Management’s Discussion and Analysis of Financial Condition and Results of Operations and the consolidated financial statements and related notes in our Annual Report on Form 10-K for the fiscal year ended March 31, 2022 and our Quarterly Reports on Form 10-Q for the fiscal quarters ended June 30, 2022 and September 30, 2022, which are incorporated by reference herein.

	Years Ended March 31,
	2022	2021	2020	2019	2018
	(In thousands, except share and per share data)
Summary of Operations:
Self-moving equipment rentals	$3,958,807	$3,083,317	$2,692,413	$2,653,497	$2,479,742
Self-storage revenues	617,120	477,262	418,741	367,276	323,903
Self-moving and self-storage products and service sales	351,447	344,929	265,091	264,146	261,557
Property management fees	35,194	31,603	30,406	29,148	29,602
Life insurance premiums	111,027	121,609	127,976	63,488	154,703
Property and casualty insurance premiums	86,518	68,779	66,053	60,853	57,100
Net investment and interest income	148,261	122,938	137,829	110,934	110,473
Other revenue	431,373	291,548	240,359	219,365	184,034
Total revenues	5,739,747	4,541,985	3,978,868	3,768,707	3,601,114

Operating expenses	2,676,541	2,187,684	2,117,148	1,981,180	1,807,056
Commission expenses	429,581	329,609	288,332	288,408	276,705
Cost of sales	259,585	214,059	164,018	162,142	160,489
Benefits and losses	186,647	179,512	174,836	100,277	185,311
Amortization of deferred policy acquisition costs	33,854	28,293	31,219	28,556	24,514
Lease expense	29,910	28,470	26,882	33,158	33,960
Depreciation, net gains on disposals (a)	482,752	609,930	637,063	554,043	543,247
Net (gains) losses on disposal of real estate	(4,120)	3,281	(758)	(44)	(195,414)
Total costs and expenses	4,094,750	3,580,838	3,438,740	3,147,720	2,835,868

Earnings from operations	1,644,997	961,147	540,128	620,987	765,246
Other components of net periodic benefit costs	(1,120)	(987)	(1,054)	(1,013)	(927)
Interest expense	(167,424)	(163,502)	(160,950)	(142,445)	(126,706)
Fees and amortization on early extinguishment of debt	(956)	–	–	–	–
Pretax earnings	1,475,497	796,658	378,124	477,529	637,613
Income tax benefit (expense)	(352,211)	(185,802)	63,924	(106,672)	152,970
Earnings available to common stockholders	$1,123,286	$610,856	$442,048	$370,857	$790,583
Basic and diluted earnings per share of Common Stock	$7.08	$5.37	$3.15	$3.69	$5.83
Weighted average shares outstanding of Common Stock: Basic and diluted	19,607,788	19,607,788	19,603,708	19,592,048	19.588.889
Basic and diluted earnings per share of Series N Non-Voting Common Stock	$5.58	$2.87	$2.15	$1.69	$3.83
Weighted average shares outstanding of Series N Non-Voting Common Stock: Basic and diluted	176,470,092	176,470,092	176,433,375	176,328,429	176,300,000
Cash dividends declared and accrued Common stock	29,412	49,019	19,608	39,180	39,175

Balance Sheet Data:
Property, plant and equipment, net	$9,625,850	$8,330,615	$7,843,060	$7,933,971	$6,816,741
Total assets	17,299,581	14,651,606	13,438,024	11,891,713	10,747,422
Notes, loans and finance/capital leases payable, net	6,022,497	4,668,907	4,621,291	4,163,323	3,513,076
Stockholders' equity	5,885,283	4,851,882	4,220,720	3,692,389	3,408,708

(a) Net (gains) losses were ($214.2) million, ($54.1) million, ($27.1) million, ($27.0) million and ($11.8) million for fiscal 2022, 2021, 2020, 2019 and 2018, respectively.

	Six Months Ended September 30,
	2022	2021
	(Unaudited)
	(In thousands, except share and per share data)
Summary of Operations:
Self-moving equipment rentals	$2,252,800	$2,214,438
Self-storage revenues	358,763	290,878
Self-moving and self-storage products and service sales	206,215	197,076
Property management fees	18,416	17,196
Life insurance premiums	51,237	57,618
Property and casualty insurance premiums	45,690	39,368
Net investment and interest income	64,082	71,779
Other revenue	303,501	248,757
Total revenues	3,300,704	3,137,110

Operating expenses	1,544,761	1,310,603
Commission expenses	243,834	241,045
Cost of sales	152,296	136,406
Benefits and losses	81,463	91,928
Amortization of deferred policy acquisition costs	14,644	15,573
Lease expense	15,159	15,088
Depreciation, net of gains on disposal of $128,690 and $86,398, respectively	231,114	257,465
Net (gains) losses on disposal of real estate	4,179	(3,907)
Total costs and expenses	2,287,450	2,064,201

Earnings from operations	1,013,254	1,072,909
Other components of net periodic benefit costs	(608)	(560)
Interest expense	(106,992)	(78,723)
Fees on early extinguishment of debt	(959)	-
Pretax earnings	904,695	993,626
Income tax expense	(218,678)	(238,553)
Earnings available to common stockholders	$686,017	$755,073
Basic and diluted earnings per share of Common Stock	$4.40	$4.75
Weighted average shares outstanding of Common Stock: Basic and diluted	19,607,788	19,607,788
Basic and diluted earnings per share of Series N Non-Voting Common Stock	$3.40	$3.75
Weighted average shares outstanding of Series N Non-Voting Common Stock: Basic and diluted	176,470,092	176,470,092

Balance Sheet Data:
Property, plant and equipment, net	$10,468,676	$8,890,913
Total assets	18,143,343	16,337,228
Notes, loans and financial leases payable, net	6,298,831	5,335,278
Stockholders' equity	6,313,187	5,554,697

As a result of the 9-to-1 stock dividend during fiscal year 2023, all historical earnings per share data and number of shares outstanding were retroactively adjusted using the two-class method for our common stock and our non-voting common stock.